1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2007

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of the Resolutions Passed at the 2006 Annual General Meeting and Payment of the Final Dividend, dated May 29, 2007	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED
Date: May 30, 2007
	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Announcement of the Resolutions Passed at the 2006 Annual General Meeting

and Payment of the Final Dividend

•	The Board of the Company hereby announces the results of the resolutions put forward and passed at the Annual General Meeting held on 29 May 2007.

•

The Company’s shareholders approved the profit distribution proposal and declaration of a final dividend of RMB0.083302 per share (equivalent to HK$0.085 per share) (inclusive of applicable tax) for the year ended 31 December 2006. The final dividend will be paid on or about 15 June 2007.

The 2006 Annual General Meeting

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) is pleased to announce that the 2006 Annual General Meeting of the Company was held on Tuesday, 29 May 2007 at JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong. The number of issued shares of the Company as at the date of the Annual General Meeting was 80,932,368,321 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the Annual General Meeting. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the Annual General Meeting. Shareholders and authorized proxies holding an aggregate 80,901,650,120 shares, representing 99.962% of the total voting shares of the Company were present at the Annual General Meeting. The holding of the Annual General Meeting was in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company. The Annual General Meeting was chaired by Mr. Wang Xiaochu, chairman and chief executive officer of the Company.

All the resolutions, which were voted on by poll, were approved by shareholders. The poll results in respect of the proposed resolutions at the Annual General Meeting were as follows:

Ordinary Resolutions		No. of votes
		For	Against
1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2006 be considered and approved, and the Board of Directors be authorised to prepare the budget of the Company for year 2007.	72,470,369,914	0
		(100%)	(0%)
	As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2006 be considered and approved.	72,865,769,914	0
		(100%)	(0%)
	As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

3.	THAT the reappointment of KPMG and KPMG Huazhen as the international auditor and domestic auditor of the Company respectively for the year ending 31 December 2007 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.	72,865,769,914 (100%)	0 (0%)

	As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.	THAT Ms. Zhang Xiuqin’s resignation from her position as a supervisor of the Company be considered and approved.	72,865,767,914	2,000
		(99.9999%)	(0.0001%)
	As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

5.	THAT Mr. Li Jian’s resignation from his position as a supervisor of the Company be considered and approved.	72,865,767,914	2,000
		(99.9999%)	(0.0001%)
	As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

6.	THAT Mr. Xiao Jinxue’s appointment as a supervisor of the Company be considered and approved and shall take effect from the date of this resolution until 9 September 2008, and that any one of the directors of the Company be authorised to represent the Company in signing a service agreement with Mr. Xiao Jinxue, and the Supervisory Committee be authorised to fix the remuneration of Mr. Xiao Jinxue. As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.	72,865,085,914	684,000
		(99.9991%)	(0.0009%)

7.	THAT Ms. Wang Haiyun’s appointment as a supervisor of the Company be considered and approved and shall take effect from the date of this resolution until 9 September 2008, and that any one of the directors of the Company be authorised to represent the Company in signing a service agreement with Ms. Wang Haiyun, and the Supervisory Committee be authorised to fix the remuneration of Ms. Wang Haiyun.	72,864,835,914	684,000
		(99.9991%)	(0.0009%)
	As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Special Resolutions		No. of votes
		For	Against
8.	Special resolution No. 8 of the Notice of Annual General Meeting (THAT the amendments to the articles of association of the Company be considered and approved.)	72,869,609,914	0
		(100%)	(0%)
	As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

9.	(1) Special resolution No. 9(1) of the Notice of Annual General Meeting (THAT the issue of debenture by the Company be considered and approved.)	71,119,901,557	1,749,758,357
		(97.5988%)	(2.4012%)
	As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
	(2) Special resolution No. 9(2) of the Notice of Annual General Meeting (THAT the Board be authorised to issue debenture and determine the specific terms, conditions and other matters of the debenture.)	71,119,851,557	1,749,758,357
		(97.5988%)	(2.4012%)
	As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

10.	Special resolution No. 10 of the Notice of Annual General Meeting (To grant a general mandate to the Board to issue, allot and deal with the additional shares in the Company not exceeding 20% of each of the existing domestic Shares and H Shares (as the case may be) in issue.)	66,187,247,649 (90.8291%)	6,682,814,265 (9.1709%)

	As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

11.	Special resolution No. 11 of the Notice of Annual General Meeting (To authorise the Board to increase the registered capital of the Company and to amend the articles of association of the Company to reflect such increase in the registered capital of the Company under the general mandate.)	67,223,919,831 (92.2523%)	5,645,690,083 (7.7477%)

	As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited was the scrutineer for the vote-taking at the Annual General Meeting.

Change of Supervisors

The resignations from the position of supervisor of the Company of Ms. Zhang Xiuqin and Mr. Li Jian were approved at the 2006 Annual General Meeting. Ms. Zhang Xiuqin proposed to retire from her position as supervisor and chairperson of the Supervisory Committee due to age. Mr. Li Jian proposed to resign from his position as supervisor of the Supervisory Committee due to a change in job responsibility. Ms. Zhang Xiuqin and Mr. Li Jian have separately confirmed that they held no differences in opinion with the Board and did not have any matters, in relation to their resignations, that should be brought to the attention of the shareholders. The Board and the Supervisory Committee take this opportunity to express their gratitude for the contributions of Ms. Zhang Xiuqin and Mr. Li Jian to the Company during their tenure of office.

The appointments for the position of supervisor of the Company of Mr. Xiao Jinxue and Ms. Wang Haiyun were approved at the 2006 Annual General Meeting, with effect from 29 May 2007 to 9 September 2008. The Company will enter into a service contract with each of Mr. Xiao Jinxue and Ms. Wang Haiyun (the “New Supervisors”). The Supervisory Committee will determine the remuneration of the New Supervisors with reference to their duty, responsibilities, experience as well as the current market situations.

Mr. Xiao Jinxue, aged 43, is the Managing Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Xiao graduated from Beijing Institute of Posts and Telecommunications in 1987 majoring in Engineering Management, obtaining a Masters degree. Prior to his current position, Mr. Xiao served as an Officer and later, Assistant Dean at the Corporate Management Faculty of the Institute of Cadre Management under the Ministry of Posts and Telecommunications, and a Standing Committee Member and Deputy Managing Director of the Beijing Research Institute of China Telecommunications Corporation. Mr. Xiao is a senior engineer at a professor level and has 20 years of managerial experience in the telecommunications industry in China.

Ms. Wang Haiyun, aged 43, is the Deputy Director of the Audit Department of the Company, Supervisor of East Port technology Co., Ltd. and Supervisor of Zhejiang Telecom Company Limited. Ms. Wang graduated with a Bachelor degree in Business Financial Accounting from Jiangxi University of Finance and Economics in 1985. Prior to her current position, Ms. Wang worked in finance-related jobs serving at the Research Institute for Fiscal Science of Ministry of Finance, Zhong Zhou CPA Co. Ltd., and the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications. Ms. Wang is a senior accountant and has 22 years of finance and audit experience.

Save as disclosed herein, none of the New Supervisors has held any directorship in any other listed companies or taken up any post in any affiliated companies of the Company in the past three years, or has any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, none of the New Supervisors has any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Save as disclosed herein, there is no other information relating to the appointment of the New Supervisors to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matter which needs to be brought to the attention of the shareholders of the Company.

Payment of the Final Dividend

The Board wishes to inform shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB0.083302 per share (equivalent to HK’$0.085 per share) (inclusive of applicable tax) for the year ended 31 December 2006. The payment shall be made to shareholders whose names appeared on the register of members of the Company on 29 May 2007. According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the mean of the average rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends by the Annual General Meeting (RMB0.98002 equivalent to HK$1.00).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividend declared for payment to holders of H shares. The final dividend will be paid by the Receiving Agent on or about 15 June 2007. Relevant cheques will be dispatched on the same day to holders of H shares entitled to receive such dividend by ordinary post and at their own risk.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Hong Kong, 29 May 2007

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